FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

For the month of July 2007
Commission File Number: 0-28986

                       TTI TEAM TELECOM INTERNATIONAL LTD.
                 (Translation of registrant's name into English)


         7 Martin Gehl Street, Kiryat Aryeh, Petach Tikva 49512, Israel
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                    Form 20-F_X____           Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):-------------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):---------------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes____                  No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The financial statements in Exhibit 99.3 of this report furnished on Form 6-K are hereby incorporated by reference into the Registrant's Registration Statements on Form S-8 (File Nos. 333-101979, 333-127097 and 333-139716) and
Form F-3 (File Nos. 333-122236 and 333-128138), to be a part thereof from the date on which this report is submitted, to the extent not superceded by documents or reports subsequently filed or furnished.

                                    CONTENTS

This report on Form 6-K of the registrant consists of the following documents, which are attached hereto and incorporated by reference herein:


99.1  Press Release: TTI Telecom Launches FaM Analyzer, dated June 25, 2007.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       TTI Team Telecom International Ltd.


Date: July 3, 2007                     By:/s/ Meir Lipshes
                                          -----------------
                                          Meir Lipshes
                                          Chief Executive Officer

                             EXHIBIT INDEX

Exhibit              Description
Number               of Exhibit


99.1                 Press Release: TTI Telecom Launches FaM Analyzer, dated
                     June 25, 2007.